SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Aevi Genomic Medicine, Inc.

 (Name of Issuer)

Common Stock, par value $0.0001

 (Title of Class of Securities)

00835P105

(CUSIP Number)

Jeffrey Kahn

 Executive Vice President and General Counsel

The Children’s Hospital of Philadelphia Foundation

 3401 Civic Center Boulevard, Philadelphia, PA 19104

267-426-6148

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 5, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00835P105	13D	Page 1 of 5 Pages
1.	Name of Reporting Persons The Children’s Hospital of Philadelphia Foundation
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 50,807,477
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 50,807,477
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,807,477
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 52.3%
14.	Type of Reporting Person (see instructions) CO

CUSIP No. 00835P105	13D	Page 2 of 5 Pages

This Amendment No. 5 amends and supplements the Schedule 13D originally filed by The Children’s Hospital of Philadelphia Foundation (“CHOP”) on October 17, 2017, Amendment No. 1 thereto filed by CHOP on August 17, 2018 , Amendment No. 2 thereto filed by CHOP on March 29, 2019, Amendment No. 3 thereto filed by CHOP on October 22, 2019 and Amendment No. 4 thereto on November 20, 2019.

Item 4. Purpose of Transaction.

Item 4 is amended as follows:

On December 5, 2019, the Issuer entered into a merger agreement (the “Merger Agreement”) with Cerecor, Inc. (“Cerecor”) pursuant to which the Issuer agreed to merge with and into a subsidiary of Cerecor, with the Issuer surviving (the “Merger”), as described in Item 1.01 of the Issuer’s Current Report on Form 8-K filed on December 5, 2019, which is incorporated by reference herein. In the Merger Agreement, Cerecor agreed, among other things, to assume, and to use commercially reasonable efforts to re-negotiate, prior to the consummation of the Merger, certain existing commercial agreements between the Issuer and The Children’s Hospital of Philadelphia, a wholly owned subsidiary of CHOP.

The Children’s Hospital of Philadelphia provided its consent to the Merger pursuant to a Consent Agreement with the Issuer of even date therewith. CHOP agreed to vote in favor of the Merger the Common Stock that it owns on the record date of the shareholders’ meeting to approve the Merger pursuant to a Voting Agreement with the Issuer and Cerecor of even date therewith (the “Voting Agreement”). The Voting Agreement also provides that CHOP shall not dispose of the Issuer’s securities that it beneficially owns until the earliest of the approval by the Issuer’s stockholders of the Merger Agreement, the termination of the Merger Agreement or any modification, waiver or amendment to the Merger Agreement that reduces the amount or changes the form of consideration payable thereunder. CHOP also entered into a Warrant Agreement with Aevi of even date therewith pursuant to which the series of warrants under which the Warrant (as defined below) was issued will be automatically net exercised upon a Fundamental Transaction (as defined in the Warrant), including the Merger, which will result in the cancellation of the Warrant, which has a strike price higher than the per share price at which the Common Stock is being acquired by Cerecor in the Merger.

The execution of the Merger Agreement automatically extends to February 15, 2020 (the “Extended Maturity Date”), which is the maturity date of the convertible secured note (the “note”) originally issued by the Issuer to The Children’s Hospital of Philadelphia on March 29, 2019, and amended on November 18, 2019. The effect of the extension of the maturity date is to increase the principal balance of the note by up to an additional $0.8 million. The consummation of the Merger would constitute a change of control under the note, whereupon the note will automatically convert into shares of Common Stock equal to one-third of the Common Stock then outstanding on a fully diluted basis immediately prior thereto.

CUSIP No. 00835P105	13D	Page 3 of 5 Pages

Pursuant to the Voting Agreement, CHOP intends to hold its Common Stock, which it expects to be exchanged for common stock of Cerecor upon consummation of the Merger, and other securities of the Issuer, which it expects to be cancelled upon consummation of the Merger. Should the Voting Agreement be terminated (including pursuant to termination of the Merger Agreement), CHOP may re-evaluate its investments in the Issuer, including changing its intentions with respect to any and all matters referred to in subparagraph (a) through (j) of this Item 4. CHOP and The Children’s Hospital of Philadelphia may seek information from management and the Issuer’s board of directors, and may engage in further discussions with management, the Issuer’s Board of Directors, other stockholders of the Issuer and other relevant parties, including Cerecor, in connection with the proposal of one or more of the other actions described in subparagraphs (a) through (j) of this Item 4.

Except as set forth above, CHOP does not have any present plans which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;
(d)	any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	any material change in the present capitalization or dividend policy of the Issuer;
(f)	any other material change in the Issuer’s business or corporate structure;
(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)	a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	any action similar to any of those enumerated above.

CUSIP No. 00835P105	13D	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and restated as follows:

(a)

CHOP is the beneficial owner of 50,807,477 shares of Common Stock, consisting of 18,424,036 shares of Common Stock and 32,383,441 shares of Common Stock issuable upon automatic conversion of the note upon the consummation of the Merger, which constitutes a change of control thereunder. CHOP’s board of trustees has voting and investment power over such securities, subject to the Voting Agreement described in Item 4 pursuant to which CHOP shares control over the voting and disposition of such securities with the Company and Cerecor. No member of CHOP’s board of trustees may act individually to vote or sell Securities held by CHOP; therefore, no individual board is deemed to beneficially own, within the meaning of Rule 13d-3, any Securities held by CHOP solely by virtue of the fact that he or she is a member of the board of trustees.

On October 17, 2017 and August 15, 2018, CHOP acquired an aggregate of 18,424,036 shares of Common Stock for investment purposes through a private investment in public equity (“PIPE”) transaction and under the Issuer’s “at the market” program, respectively, in addition to a warrant to purchase 2,824,217 shares of Common Stock (the “Warrant”) acquired in the PIPE. In connection with the PIPE, CHOP nominated Matthew D. Bayley as a director to the Issuer’s board of directors pursuant to Section 4.17 of the Securities Purchase Agreement, dated August 9, 2017 (the form of which was filed by the Issuer on Exhibit 10.1 to its Current Report on Form 8-K on August 11, 2017), which nominee was appointed to the Issuer’s board of directors in December 2017 and continues to serve thereon. Mr. Bayley has been awarded options to acquire an aggregate of 90,000 shares of Common Stock, which he holds for the benefit of CHOP; options to acquire 76,667 of such shares are exercisable within 60 days of the date of this report (the “Options”). Upon consummation of the Merger, the Warrant and the Options are anticipated to be cancelled pursuant to the Merger Agreement.

On March 29, 2019, the Issuer issued to The Children’s Hospital of Philadelphia a convertible secured note that, as amended to date, has a principal amount of $4.4 million and may increase by up to $5.2 million through the Extended Maturity Date. Upon the consummation of the Merger, which would constitute a change of control of the Issuer, the note will automatically convert into shares of Common Stock equal to one-third of the Common Stock outstanding on a fully diluted basis immediately prior thereto.

The address of CHOP is 3401 Street & Civic Center Boulevard, Philadelphia, PA 19104.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by CHOP is set forth on Line 13 of the cover sheet to this schedule. Such percentage was calculated based on the 64,766,882 shares of Common Stock reported as outstanding as of November 11, 2019 on the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2019, as filed with the Securities and Exchange Commission on November 14, 2019, plus the 32,383,441 shares to be issued to CHOP immediately prior to the consummation of the Merger.

(b)	Regarding the number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote: See line 7 of the cover sheet;
	(ii)	shared power to vote or to direct the vote: See line 8 of the cover sheet;
	(iii)	sole power to dispose or to direct the disposition: See line 9 of the cover sheet; and
	(iv)	shared power to dispose or to direct the disposition: See line 10 of the cover sheet.

(c)	Except as set forth in Item 3 above, CHOP has not effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, equity securities of the Issuer beneficially owned by CHOP.

(e)	Not applicable

CUSIP No. 00835P105	13D	Page 5 of 5 Pages

[SIGNATURE]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 6, 2019
Date

THE CHILDREN’S HOSPITAL OF PHILADELPHIA FOUNDATION

By:	/s/ Thomas J. Todorow
Name: Thomas J. Todorow
Title: Chief Financial Officer